EXHIBIT 12.2
AK STEEL HOLDING CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	2014	2013	2012	2011	2010
Fixed charges:
Capitalized interest credit	$2.7	$2.7	$2.5	$6.7	$10.1
Interest factor in rent expense	4.3	3.3	3.8	3.0	3.2
Other interest and fixed charges	144.2	127.6	86.8	47.9	33.6
Total fixed charges	$151.2	$133.6	$93.1	$57.6	$46.9

Earnings—pre-tax income (loss) with applicable adjustments	$77.1	$93.7	$(159.0)	$(186.0)	$(125.4)

Ratio of earnings to fixed charges	NM*	NM*	NM*	NM*	NM*

* In 2014, 2013, 2012, 2011 and 2010, earnings were less than fixed charges by $74.1, $39.9, $252.1, $243.6 and $172.3, respectively.